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                                                                      Exhibit 99

                              CAUTIONARY STATEMENT

     The Company, or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in conjunction with an identified forward-looking statement, this Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of such sections and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

     The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements:

Competition

     Our industry is characterized by rapidly evolving technology and intense competition. We know of several other competitors that have much greater resources and experience in research and development and marketing than we do. These companies may represent significant competition for us. However, none of these companies produces as complete an enterprise computing system as we do, but rather they only produce components that could be combined to form such a system. We believe that we have a competitive advantage because we can produce an integrated system. Nevertheless, we cannot predict whether our competitors will develop or market technologies and products that are more effective than ours or that would make our technology and products obsolete or noncompetitive.

New Product with Uncertain Demand

     Recently the Company revised aspects of the external control and monitoring systems to enhance its remote capabilities. Our VCC product provides customers with an economically feasible method of controlling and monitoring geographically dispersed computers and systems, particularly for systems that consist of many different locations with as few as one server per location, such as a retail organization. In such organizations, the local servers often upload data regarding product sales and inventory levels to a centralized data center. Our product allows the centralized data center to control these local servers (shutting down, starting-up, etc.) and operating systems for a price per server ranging from $3,000 to $8,000. The concept of an external monitor and control system for computer hardware is relatively new, and we do not yet know what the continued demand for the product will be. It is difficult to project the overall size of the future market for this product. We estimate that the current market size for internal systems is several billion dollars per year. We believe the market for external control systems could expand because external control systems could soon be used to solve networking problems with enterprise computing. Based on recent feedback we have received from current and potential customers, we believe the demand for the VCC is significant. However, to date, we have sold the VCC to only 16 customers and we cannot assure you that additional customers will buy our products.
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Dependence on Limited Product Offerings and Customer Base

     We currently offer a limited number of products, primarily consisting of a base VCC unit and related software and accessories. Our existing customers are not required to buy additional hardware products or to renew their software license and maintenance agreements with us when such license and agreements expire. Therefore, a significant portion of our revenue is derived from non-recurring revenue sources. To succeed, we will need to develop a sustained demand for our current products and to develop and sell additional products. We cannot assure you that we will be successful in developing and maintaining demand or in developing and selling additional products.

Product Under Development

     We are currently developing a set of software products that monitors networking and communication devices primarily for networks, Microsoft NT, midrange and mainframes. These products will perform capacity tests to measure systems activity and hardware utilization and will correlate measured trends with specific events or expected benchmarks. Although preliminary tests indicate that these products will perform as intended and can be integrated with the VCC, we cannot assure you that they will do so or, even if they do, that the market will demand such products.

Newly Acquired Businesses; Integration of Operations

     We purchased three new product lines during 1998 and one new product line in 1999. Effective November 1, 1998, we purchased substantially all of the assets of Enterprise Solutions, Inc., an Ohio corporation ("ESI"). As a result of this acquisition, we obtained substantially all of the assets and assumed certain liabilities of ESI, including a suite of software products that notify the proper person(s) by telephone, pager or the Internet of critical data center events. In addition, we obtained ESI's short-term consulting business, which assists companies to optimize their existing systems management and network management tools. Effective October 1, 1998, we purchased substantialy all of the assets of Asset Sentinel, Inc., a Minnesota Corporation ("ASI"). The primary assets acquired were a suite of software products that provide updated mapping of network, cable and telephone lines in buildings and computer centers. On February 27, 1998, we licensed certain software and purchased certain assets relating to the system software business of Infinite Graphics Incorporated, a Minnesota corporation ("IGI"). We will use such software and assets to design, assemble and market computer-aided design and manufacturing software systems that operate on a variety of mid-range and personal computer platforms. Effective April 1, 1999, we purchased all the oustanding stock of Breece Hill Technologies, Inc., a Delaware corporation ("BHT"). As a result of this acquisition, we obtained all the assets and all the liabilities of BHT. BHT is a supplier of automated tape libraries used to backup, restore and archive information stored in networks on servers, PC's and workstations, and stored via on-line data storage subsystems. Although we believe we will be able to successfully integrate the employees we hired from BHT, IGI, ASI and ESI into our own workforce and that we will be able to market and sell the product lines purchased from ESI, ASI and IGI on a profitable basis for the next several years, we cannot assure you that this will happen.

Fluctuations in Operating Results

     Our future operating results may vary substantially from quarter to quarter. At our current stage of operations, the timing of the development and market acceptance of our products may materially affect our quarterly revenues and results of operations. Generally, our operating expenses are higher when we are developing and marketing a product. For these reasons, the market price of our stock may be highly volatile. The price of our stock may also be affected by:

           the general state of the country's economy the conditions in the stock market the development of new products by us and our competitors public announcements by us or our competitors
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Future Capital Requirements; No Assurance Future Capital Will Be Available

     We expect that the proceeds of our recent equity and debt offerings will be enough to fund our operations through at least September 1999. Thereafter, we may need additional funds to continue the marketing of our products and to meet our long-term growth needs. To meet our needs, we may have to obtain additional funding through public or private financings, including equity and debt financings. Any additional equity financings may be dilutive to our shareholders, and debt financing, if available, may have restrictive covenants. We are uncertain as to whether we will be able to obtain financing and, if we do, whether the financing will be available at reasonable rates and terms. Our business could be adversely affected if we do not secure such additional financing.

Reliance on Key Personnel

     We rely heavily on three technicians, Jeff Jensen, Steve Vranyes and Norm Freedman, to further develop the VCC. In addition, we rely heavily on Trent Wong and Desmond DosSantos for technical or business development for products of Singlepoint Systems, Inc. and Jim Watson and Robert Schaefer of Breece Hill Technologies, Inc. Even though these seven employees have incentive stock options and are subject to standard rules of confidentiality, we cannot guarantee that they will stay with the Company. If any of these individuals leave the Company, we would need to hire a comparable employee. We cannot assure you that we would be able to hire someone quickly and at an affordable salary.

Intellectual Property

     We protect our intellectual property rights through a combination of statutory and common law patent, copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party non-disclosure agreements and other methods.

     Although we do not own any patents, we believe the VCC will be protected by two patents that are being reviewed by the U.S. Patent and Trademark Office and by a patent for hardware that Circle Corporation, a Japanese corporation, applied for on December 28, 1993. We license the hardware from Circle Corporation and use it in the VCC. Under our license, we can distribute the hardware worldwide, except in Japan. The initial term of this license expires on December 20, 2004.

     Although we have taken these precautions to protect our intellectual property rights, a third party may copy or otherwise obtain or use our products or technology without our authorization, or develop similar products or technology independently. Our business would be adversely affected if someone used or copied our products to any substantial degree. We cannot assure you that the protection for our intellectual property rights is adequate or that our competitors will not independently develop similar products.

     We require our consultants and developers to assign to us their rights in any materials they provide to or make for us. We also ask their assurance that if we use any of their materials in our products we will not violate the rights of third parties. Based on these assurances and our relationships with our consultants and developers, we have no reason to believe that our products infringe on the proprietary rights of third parties. However, we have not commissioned an independent investigation to reaffirm the basis for our belief, and we cannot guarantee that our current or future products will infringe on their rights. We believe that developers of control systems increasingly may be subject to such claims as the number of products and competitors in the industry grows and the functionality of such products in the industry overlaps. Any such claim, with or without merit, could result in expensive litigation and could have a material adverse effect on our business.
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Lack of Product Liability Insurance

     We may be liable for product liability claims if someone claims that our products injured a person or business. We do not have product liability insurance. We cannot assure you we could obtain insurance on commercially reasonable terms, or at all, or that even if we obtained insurance it would adequately cover a product liability claim. We are not aware of any pending or threatened product liability or other legal claim against us. Our business could be adversely affected if someone brings a product liability or other legal claim against us.

Year 2000 Issue

     Many currently installed computer systems and software are coded to accept only two-digit entries in the date code fields. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This problem could result in system failures or miscalculations causing disruptions of business operations (including, among other things, a temporary inability to process transactions, send invoices or engage in other similar business activities). As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with year 2000 requirements. The potential global impact of the year 2000 problem is not known, and, if not corrected in a timely manner, could affect the Company and the U.S. and world economies generally.

     Based on our assessments to date, we believe we will not experience any material disruption as a result of year 2000 problems with respect to our products and the third-party systems we use for our internal functions, and, in any event, we do not anticipate the year 2000 issues we will encounter will be significantly different than those encountered by other computer hardware and software manufacturers, including our competitors. For example, if certain critical third-party providers, such as those providers supplying electricity, water or telephone service, experience difficulties resulting in disruption of service to the Company, a shutdown of our operations at individual facilities could occur for the duration of the disruption. Assuming no major disruption in service from utility companies or other critical third-party providers, we believe that we will be able to manage our total year 2000 transition without any material effect on our results of operations or financial condition. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Year 2000 Issue."